EXHIBIT 21.1

Subsidiaries of Tiptree Inc.

Name(1)	Jurisdiction of Incorporation or Organization
4Warranty Corporation	Florida
Fortegra Financial Corporation	Delaware
Insurance Company of the South	Georgia
Life of the South Insurance Company	Georgia
LOTSolutions, Inc.	Georgia
Luxury Mortgage Corp.	Delaware (67.5% owned)
Lyndon Southern Insurance Company	Delaware
Ownershield, Inc.	Texas
Reliance First Capital, LLC	Delaware (97.16% owned)
Response Indemnity Company of California	California
Tiptree Holdings LLC (fka Caroline Holdings LLC)	Delaware

(1) As of December 31, 2021. Subsidiaries are 100% owned unless otherwise noted.